PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

June 20, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2011, Filed July 28, 2011

File No. 000-54189

Dear Ms. Ciboroski:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated June 6, 2012. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”) and the Registrant’s previous response letter submitted on April 16, 2012.

Set forth below are the Staff’s comments together with the Registrant’s responses to the comments.

General

COMMENT NO. 1: We note that the company has not provided the representations that were set forth in the penultimate paragraph of our original comment letter and that are restated below. Please have the company provide these representations along with its response to these comments.

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RESPONSE TO COMMENT NO. 1: The Registrant is separately submitting such representations dated the date hereof.

Form 20-F for Fiscal Year Ended March 31, 2011

Item 3. Key Information, page 4

D. Risk Factors, page 7

If the global economy deteriorates again, our credit-related losses may increase…, page 8

COMMENT NO. 2: We refer to the last two paragraphs of your response to prior comment one of our letter dated March 15, 2012. Please provide us with your proposed revised risk factor disclosure and ensure that it quantifies the additional collateral obligations that would be triggered in the event of a one- or two-notch downgrade in the credit ratings of your main subsidiaries.

RESPONSE TO COMMENT NO. 2: As part of its risk factor disclosure in its annual report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”), the Registrant plans to add new risk factor disclosure substantially in the form as follows:

“A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs.

“In August 2011, Moody’s Japan K.K., or Moody’s, announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa2 to Aa3, and the long-term credit rating of MUSHD by one-notch from A1 to A2. A further credit rating downgrade by Moody’s, Standard & Poor’s Ratings Services LLC or any other credit rating agency may have an adverse impact on us. Substantially all of the derivative contracts with collateral obligations entered into by our main subsidiaries, BTMU, MUTB and MUSHD, are subject to a Credit Support Annex, or CSA, as published by the International Swaps and Derivatives Association, Inc., or ISDA. Following the downgrades in August 2011, some of our existing CSAs were modified to require, and some of the new CSAs that we entered into required, additional collateral at lower thresholds.

“Assuming all of the relevant credit rating agencies downgraded the credit ratings of BTMU, MUTB and MUSHD by one-notch on March 31, 2012, we estimate that our three main subsidiaries under their derivative contracts as of the same date, would have been required to provide additional collateral of approximately ¥[—]. Assuming a two-notch downgrade by all of the relevant credit rating agencies occurred on the same date, we estimate that the additional collateral requirements for BTMU, MUTB and MUSHD under their derivative contracts as of the same date would have been approximately ¥[—]. In addition, a further downgrade of the credit ratings of our major subsidiaries would likely result in higher funding costs.”

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We may suffer additional credit-related losses in the future…, page 9

COMMENT NO. 3: We note your response to prior comment two of our letter dated March 15, 2012 and also refer to news reports regarding the recently implemented government control over Tokyo Electric Power Co. (Tepco), the related 10-year plan that was approved by the Trade and Industry Minister, and remarks by a government spokesman calling for lenders to forgive pre-earthquake Tepco debt. Please tell us what consideration you have given to expanding your risk factor disclosure for your 2012 Form 20-F to address the impact of these events on currently outstanding loans and any funding that you anticipate providing to Tepco as a result of these events.

RESPONSE TO COMMENT NO. 3: TEPCO and the Nuclear Damage Liability Facilitation Fund, which is a government-supported fund, drafted a “Comprehensive Special Business Plan” (the “Plan”) to address TEPCO’s problems following the accidents at the Fukushima Daiichi Nuclear Power Plants, which Plan was approved by the Minister of Economy, Trade and Industry in May 2012. The Plan provides for a ¥1 trillion capital injection into TEPCO by the Nuclear Damage Liability Facilitation Fund in July 2012. In addition, as part of the Plan, TEPCO requests its main lenders, which includes the Registrant, to (1) maintain all existing credit lines until TEPCO can procure financing independently through corporate bond issuances, (2) provide additional debt financing of up to approximately ¥1 trillion, and (3) re-lend any previous loans that TEPCO may have repaid between March and September 2011. No request for debt-forgiveness was made to the lenders as part of the Plan. The Registrant is carefully monitoring TEPCO’s progress under the Plan, and is currently considering providing the requested financial support to TEPCO if TEPCO’s operations and financial standing are in accordance with the Plan without any material change.

The Registrant is generally subject to confidentiality obligations with respect to specific customer transactions, including the status of any negotiations as well as the Registrant’s internal assessment of borrowers and loans. Taking into account such confidentiality obligations, the Registrant plans to expand the risk factor disclosure in its 2012 Form 20-F to describe the developments surrounding TEPCO and the Japanese electric utility industry based on information formally published by TEPCO and the Nuclear Damage Liability Facilitation Fund. Moreover, to enable investors to assess the Registrant’s exposure to electric utilities in Japan including TEPCO, the Registrant plans to provide data on the aggregate loan exposure amount to the Japanese electric utility industry as a percentage of total outstanding loans.

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Because of our loans to consumers and our shareholdings in companies…, page 11

COMMENT NO. 4: We note your response to prior comment three of our letter dated March 15, 2012. Please provide us with the proposed disclosure that you will include in your 2012 Form 20-F that articulates the changes in interest income resulting from the regulatory reforms, as requested in our original comment letter.

RESPONSE TO COMMENT NO. 4: As the Registrant previously disclosed in its 2011 Form 20-F, the new regulations which became effective on June 18, 2010 negatively affected consumer financing companies by lowering the interest rate limit and limiting the maximum amount of loans. Following a description of these regulatory changes, the Registrant plans to provide disclosure in its 2012 Form 20-F substantially in the form as follows:

“The new regulations and regulatory reforms affecting the consumer finance business were one of the main factors that contributed to the decrease in interest income attributable to our consumer finance business. Our interest income attributable to the consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. However, following the regulatory changes in June 2010, our interest income attributable to the consumer finance business decreased to approximately ¥130 billion and ¥[—] billion for the fiscal years ended March 31, 2011 and 2012, respectively.”

Item 4. Information on the Company, page 20

B. Business Overview, page 23

Loans, page 26

COMMENT NO. 5: We refer to the second paragraph of your response to prior comment four of our letter dated March 15, 2012. Please provide proposed disclosure to be included in your 2012 Form 20-F that includes the substance of this portion of your response, updated as appropriate, so that investors may better understand the impact of the manufacturing slowdown on your business and operations.

RESPONSE TO COMMENT NO. 5: As part of the loan portfolio discussion in Item 5.B. of its 2012 Form 20-F, the Registrant intends to include disclosure substantially in the form as follows:

“Following the Great East Japan Earthquake, industrial production in Japan fluctuated significantly. Industrial production plunged by 15.5% in March 2011 following the earthquake especially led by the huge drop in transportation machinery (such as automobiles) by approximately 50%. Manufacturing production recovered slightly in subsequent months (April +1.6% and May +5.7% according to the Ministry of Economy, Trade and Industry), but production levels for transportation machinery remained below pre-earthquake levels as of May 2011. Industrial production fluctuated throughout the summer of 2011 affected by reconstruction demand having a positive impact and the weakness in exporting industries, the appreciation of the Japanese yen and the weakening global economy having a negative impact. Although there were month-to-month fluctuations, industrial production generally improved in the second half of the fiscal year ended March 31, 2012, with the industrial production index increasing by 2.8% between September 2011 and March 2012. Changes in our loans to the manufacturing category reflected these trends. Nonaccrual loans in the manufacturing category [increased/decreased] ¥[—] billion to ¥[—] billion at March 31, 2012 from ¥138.0 billion at March 31, 2011. In addition, restructured loans in the manufacturing category [increased/decreased] ¥[—] billion to ¥[—] billion at March 31, 2012 from ¥172.6 billion at March 31, 2011.”

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Selected Statistical Data, page A-1

III. Loan Portfolio, page A-8

Allocated allowance for individual loans specifically identified for evaluation, page 91

COMMENT NO. 6: We note your response to prior comment six of our letter dated March 15, 2012. In your response, you state that a nonaccrual impaired loan where the terms have been restructured may be reclassified to accrual status if after a certain period of time the borrower demonstrates an ability to perform under the restructured loan terms and the loan is upgraded to “normal” loan status. To enhance the transparency of your disclosure, in future filings, please define the period of time that a borrower must demonstrate such performance for their loan to be reclassified to accrual status. Furthermore, if the restructured nonaccrual loans are deemed to be trouble debt restructurings (TDRs), please tell us, and disclose in future filings, whether such loans continue to be designated as TDRs once reclassified to accrual status. As part of your response, please clarify whether there are any circumstances where you would remove the TDR designation from any TDR loan and the guidance you relied upon to do so.

RESPONSE TO COMMENT NO. 6: As previously noted, the Registrant considers a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on or repayment of the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in the Registrant’s internal rating system (which corresponds to “likely to become bankrupt,” “virtually bankrupt” and “bankrupt or de facto bankrupt” status under the Japanese banking regulations). In principle, the Registrant’s banking subsidiaries do not modify the terms of loans to borrowers in categories 13 and below because in these cases there is little likelihood that the modification of the loan terms would enhance recovery of the loans. If, however, the Registrant agrees to a restructuring of a nonaccrual impaired loan, the loan generally continues to be classified as a nonaccrual loan following the restructuring because such borrowers will often continue to face financial difficulty. If the borrower is not delinquent under the restructured terms for at least one payment period and the borrower can demonstrate that its business problems have been resolved or can be resolved in the near future, the Registrant may upgrade the borrower to category 12 or higher in the Registrant’s internal rating system (which corresponds to “normal” and “close watch” status under the Japanese banking regulations). The Registrant generally considers borrower rating upgrades only in the context of its detailed internal credit rating review process, which is conducted once a year. Although the Registrant has not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring, if at all. If the borrower is upgraded to category 12 or higher in this process, the restructured loan would be reclassified to accrual status.

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In accordance with ASC 310-40, once a restructured nonaccrual loan is deemed to be a TDR, the Registrant will continue to designate such loan as a TDR even if such loan is reclassified to accrual status.

The Registrant will provide the foregoing clarification in its 2012 Form 20-F.

Note 29 – Fair Value, page F-124

Market Valuation Adjustments, page F-127

COMMENT NO. 7: We note your response to prior comment 14 of our letter dated March 15, 2012 where you discuss the factors supporting your conclusion that nonperformance risk has already been incorporated into the rates at which future cash flows relating to the derivatives are discounted. Please tell us more about the regression analysis you performed that supported your conclusion that BTMU’s funding rates are highly correlated and fluctuate in close proximity to LIBOR, including the periods considered in this analysis and the underlying data used. As part of your response, please tell us whether you considered using your own CDS spreads as part of developing the discount rate to be used in your value calculations. Finally, given that you have elected the fair value option on certain long-term debt arrangements per your disclosure on page F-137, please tell us how you concluded that the change in value attributable to instrument-specific credit risk was not material and the data you considered in reaching that conclusion.

RESPONSE TO COMMENT NO. 7: The Registrant concluded that BTMU’s funding rates are highly correlated and fluctuate in close proximity to LIBOR by analyzing historical data as discussed below:

The Registrant analyzed historical data and concluded that high correlation and proximity exist between BTMU’s funding rates and LIBOR interest rates. Specifically, the Registrant analyzed the historical relationship of the six-month Japanese yen LIBOR interest rate announced by the British Bankers’ Association (“BBA”) and the BTMU-offered six-month Japanese yen LIBOR interest rate, using the last 10 years of data. The six-month Japanese yen LIBOR interest rates were used for this comparison analysis since BTMU has high volume of Japanese yen denominated derivative transactions, and the volume of transactions using six-month Japanese yen LIBOR interest rates is relatively high in Japan so that the rates are often used as a representative indicator.

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The results of the analysis showed that the correlation between the BBA six-month Japanese yen LIBOR interest rate and the BTMU-offered six-month Japanese yen LIBOR interest rate was approximately 0.9984 and, accordingly, the Registrant concluded that the correlation exists between the two rates. The Registrant’s analysis between three-month Japanese yen LIBOR interest rate announced by the BBA and the BTMU-offered three-month Japanese yen LIBOR interest rate indicated that the correlation was 0.9990. Furthermore, the average rates of the six-month Japanese yen LIBOR interest rates announced by the BBA and the BTMU-offered six-month Japanese yen LIBOR interest rates for the past 10 years were 0.4031% and 0.3935%, respectively, with the difference of the average of these two rates less than one basis point. Even for highly liquid interest rate swap transactions, the differences of one basis point, more or less, between the bid and offer rates typically exist. The Registrant, therefore, concluded that the proximity exists between these two rates.

The Registrant believes the credit default swap (“CDS”) market in Japan is not as mature as the CDS market in the United States, and is not sufficiently developed to actively serve as a primary function in trading credit risk. The volume of transactions in the Japanese CDS market is low, and prices are not renewed in the Japanese CDS market as frequently as they are in the US CDS market. Accordingly, although it is reasonable to say that the CDS spread could represent the market price, the Registrant does not believe it accurately represents BTMU’s credit quality for purposes of BTMU’s fair value calculations, since the CDS spreads also reflect liquidity premiums and other factors. The Registrant believes that CDS spreads are not commonly used as part of developing the discount rate for derivative valuation purposes in Japan. Based on the foregoing, the Registrant uses its funding rate as a discount rate for its derivative valuation purposes.

The Registrant’s liabilities carried at fair value under fair value option mostly consist of medium term notes (the “Notes”) issued by Mitsubishi UFJ Securities International plc (“MUSI”), a securities subsidiary of MUSHD. The Registrant and/or BTMU and MUSI have entered into a Keep Well Agreement (“Agreement”) in connection with the Notes. Pursuant to the Agreement, the Registrant and/or BTMU are obliged to cause MUSI to have certain amounts of tangible net worth. If MUSI at any time determines that it has insufficient cash or other liquid assets to meet its payment obligations, the Registrant and/or BTMU are obliged to make available to MUSI, before the due date of any relevant payment obligations, funds sufficient to enable MUSI to satisfy such payment obligations in full as they become due. Given the nature of the Agreement, the Notes issued by MUSI appear to have the same level of creditworthiness as those issued by the Registrant and/or BTMU. The Notes are valued using a LIBOR curve and, as noted above, BTMU’s funding rates are highly correlated and fluctuate in close proximity to LIBOR. Accordingly, the Registrant believes that the change in value attributable to instrument-specific credit risk was not material.

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Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Yolanda Trotter
Ms. Celia Soehner
Mr. Michael Seaman
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.